787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

VIA EDGAR

May 13, 2015

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Jim B. Rosenberg, Senior Assistant Chief Accountant
          Division of Corporation Finance

Re:	W. R. Berkley Corporation Form 10-K for the Fiscal Year Ended December 31, 2014 Filed February 27, 2015 File No. 001-15202
Dear Mr. Rosenberg:

On behalf of W. R. Berkley Corporation (“Berkley” or the “Company”), set forth below are Berkley’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in your letter dated April 17, 2015 to Mr. Eugene G. Ballard, Senior Vice President -- Chief Financial Officer of the Company, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2014 (the “2014 Form 10-K”).  For your convenience, we have set forth below the Staff's comments in italics, followed by Berkley’s responses thereto.

General

1.
We have not yet reviewed the Part III information that is incorporated by reference into your Form 10-K. We may have further comments after reviewing that information and we will not be able to clear our review of your filing until we have the opportunity to resolve any resulting comments.

The above is acknowledged.

Notes to the Consolidated Financial Statements

(13)  Fair Value Measurement, page 71

2.
Refer to your disclosure of fixed maturity securities herein and in Notes (4) and (12). It is not clear to us why further disaggregation of your fixed maturity securities is not warranted. Please provide us analyses under ASC 320-10-50-1B and 820-10-50-2B supporting your determination of “major security types” and “classes” of securities that you present. In this regard, tell us your basis for the disaggregation of fixed maturity securities in the table on page 46 under “Investments.”

New York    Washington    Paris    London    Milan    Rome    Frankfurt    Brussels
in alliance with Dickson Minto W.S., London and Edinburgh

Mr. Jim B. Rosenberg
 Securities and Exchange Commission
May 13, 2015

Following receipt of this comment, Berkley evaluated whether further disaggregation of the categories of its fixed maturity securities was necessary. Upon completion of this evaluation, Berkley continues to believe that the categories of investments provided in notes 4, 12 and 13 properly reflect the nature and risks of its investment portfolio and need not be disaggregated further, as the securities within those categories do not differ significantly in their nature or risks, e.g., vintage, geographic concentration or credit quality.  The Company has further disaggregated these fixed maturity securities in its disclosure on page 46, as it believes that this additional detail regarding the composition of its investment portfolio may be useful to investors in understanding concentrations in its fixed maturity securities portfolio.  Accordingly, no change to the tables included in the above-referenced notes is proposed.  However, the Company will continue to monitor the composition of its fixed maturity security portfolio and include further disaggregation in future filings if warranted.

3.
Refer to the second paragraph herein as applicable to your level 2 fixed maturity securities. You indicate that you use “pricing models and processes.” You also indicate that the “Company determines fair value based on independent broker quotations and other observable market data.” These disclosures do not describe the valuation technique(s) you use to determine fair value. Please provide us, for each “class” (see comment one above) of level 2 fixed maturity securities, the valuation technique(s) and inputs used in your fair value measurement. Refer to ASC 820-10-50-2bbb.

In light of the Staff’s comment, the Company will provide expanded disclosure regarding the valuation techniques and inputs it used to determine fair value, as set forth in Appendix A hereto (replacing the current first two paragraphs at the beginning of the Fair Value Measurements note).  This enhanced disclosure will be provided commencing with Berkley’s next Quarterly Report on Form 10-Q.

The Company notes that a detailed description of its use of various pricing sources, including independent pricing services (which accounted for 97.3% of its level 2 fixed maturity security portfolio as of December 31, 2014), is included on page 37.  After considering the Staff’s comment, the Company intends to enhance its disclosure (commencing with its next Quarterly Report on Form 10-Q) to provide further detail by class as to the specific pricing source used.  See our proposed disclosure attached as Appendix B.  The Company believes that this new disclosure, together with the descriptions of the various pricing sources and the proposed enhanced description set forth in Appendix A, provides investors with the necessary information to understand its fair value measurement of these level 2 securities by class, but that further disaggregation is not required, for the reasons described above.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
May 13, 2015

(14) Reserves for Losses and Loss Expenses, page 74

4.	Please tell us how your discounting of reserves for the non-proportional business complies with Staff Accounting Bulletin Topic 5.N., which suggests that discounting be limited to “settled claims” in which “the payment pattern and ultimate cost are fixed and determinable on an individual claim basis.”

The Company discounts its liabilities for excess and assumed workers’ compensation (“EWC”) business.  These liabilities are discounted for reporting to state regulatory authorities and for generally accepted accounting principles.  Almost all (approximately 90% in 2014) of the discount is related to business written by Midwest Employers Casualty Company (“MECC”), a Company subsidiary, with the balance relating to other business that is discounted for statutory reporting purposes.

Berkley’s discounting policy for EWC reserves was accepted by the Staff following discussions and correspondence with MECC in 1993 in connection with a contemplated initial public offering by MECC (which was subsequently withdrawn due to market conditions).  Upon its acquisition of MECC in 1995, Berkley continued MECC’s discounting policy for its EWC reserves, as described in such correspondence.  This policy, following a comment from the Staff, was again accepted by the Staff in 2001.   The nature of MECC’s business and liabilities remains the same as it was at the time of the discussions and correspondence with the Staff in 1993 and 2001.

For your convenience, we are providing to Mr. Sundwall of the Staff concurrently with this response letter, on a supplemental basis, copies of this 1993 and 2001 correspondence between the Staff and MECC and Berkley relating to their discounting policies and their compliance with SAB Topic 5.N.  The nature of Berkley and MECC’s EWC business and liabilities remains the same as it was at the time of these discussions and correspondence with the Staff in 1993 and 2001 and accordingly has remained the Company’s longstanding policy.

Mr. Jim B. Rosenberg
 Securities and Exchange Commission
May 13, 2015

Should any member of the Staff have any questions, please do not hesitate to call me at (212) 728-8592.

Very truly yours,

/s/ Jeffrey S. Hochman

Jeffrey S. Hochman

cc:	Rolf Sundwall (SEC)
Eugene G. Ballard (Berkley)
Ira S. Lederman (Berkley)
Matthew Ricciardi (Berkley)

Appendix A
(13)   Fair Value Measurements

       The Company’s fixed maturity and equity securities classified as available for sale and its trading account securities are carried at fair value. Fair value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.”  The Company utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:
Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2 - Quoted prices for similar assets or valuations based on inputs that are observable.
Level 3 – Estimates of fair value based on internal pricing methodologies using unobservable inputs.  Unobservable inputs are only used to measure fair value to the extent that observable inputs are not available.
The vast majority of the Company’s fixed maturity securities were priced by independent pricing services. The prices provided by the independent pricing services are estimated based on observable market data in active markets utilizing pricing models and processes, which may include benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, sector groupings, matrix pricing and reference data. The pricing services used by the Company have indicated that they will only produce an estimate of fair value if objectively verifiable information is available.  The determination of whether markets are active or inactive is based upon the volume and level of activity for a particular asset class. The Company reviews the prices provided by pricing services for reasonableness and periodically performs independent price tests of a sample of securities to ensure proper valuation.
If prices from independent pricing services are not available for fixed maturity securities, the Company estimates the fair value.  For Level 2 securities, the Company utilizes pricing models and processes which may include benchmark yields, sector groupings, matrix pricing, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, bids, offers and reference data.  Where broker quotes are used, the Company generally requests two or more quotes and sets a price within the range of quotes received based on its assessment of the credibility of the quote and its own evaluation of the security.  The Company generally does not adjust quotes received from brokers.  For securities traded only in private negotiations, the Company determines fair value based primarily on the cost of such securities, which is adjusted to reflect prices of recent placements of securities of the same issuer, financial projections, credit quality and business developments of the issuer and other relevant information.
For Level 3 securities, the Company generally uses a discounted cash flow model to estimate the fair value of fixed maturity securities.  The cash flow models are based upon assumptions as to prevailing credit spreads, interest rate and interest rate volatility, time to maturity and subordination levels.  Projected cash flows are discounted at rates that are adjusted to reflect illiquidity, where appropriate.